SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

Wize Pharma, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

97751M207

(CUSIP Number)

March 6, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97751M207	13G	Page 2 of 5

1.	Names of Reporting Persons Cannabics Pharmaceuticals, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 900,000 shares of Common Stock
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 900,000 shares of Common Stock
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.6%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 97751M207	13G	Page 3 of 5

Item 1(a).	Name of Issuer

Wize Pharma, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

24 Hanagar Street

Hod Hasharon, Israel 4527708

Item 2(a).	Name of Person Filing

Cannabics Pharmaceuticals, Inc. is referred to herein as the “Filing Person.”

Item 2(b).	Address of Principal Offices or, if None, Residence

#3 Bethesda Metro Center, Suite 700

Bethesda, MD 20814

Item 2(c).	Citizenship

The Filing Person is a Delaware corporation.

Item 2(d).	Title of Class of Securities

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number

97751M207

Item 3.	If the statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 97751M207	13G	Page 4 of 5

Item 4	Ownership

(a)	Amount beneficially owned:

The Filing Person beneficially owns 900,000 shares of the Issuer’s common stock.

(b)	Percent of class:

9.6%, calculated based on 8,462,550 shares of common stock outstanding as of November 20, 2018, as disclosed in the Prospectus filed by the Issuer on December 4, 2018.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

900,000 shares

(ii)	Shared power to vote or direct the vote:

0 shares

(iii)	Sole power to dispose or to direct the disposition of:

900,000 shares

(iv)	Shared power to dispose or to direct the disposition of:

0 shares

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

(a) Not applicable.

(b) Not applicable.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 55328R109	13G	Page 5 of 5

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2019

Cannabics Pharmaceuticals, Inc.

/s/ Eyal Barad
Eyal Barad
Chief Executive Officer

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).